Rentokil Initial

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

[redacted]

08004510

FILE NO: 82-34878

1 August 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in company x3 6.2 Group Trading update x1

PROCESSED
AUG 2 9 2008
THOMSON REUTERS

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

Paul Griffiths
Company Secretary

8/28

Registered in England No. 5393279
Registered Office: as above.

Rentokil Initial

Rentokil Initial PLC - Trading Statement

RNS Number : 8568Z

Rentokil Initial PLC

25 July 2008

25 July 2008

RENTOKIL INITIAL PLC (RTO)

TRADING UPDATE

In our Q1 trading statement issued on 2 May 2008, we stated that while a number of our businesses made good progress in growing the top line, developing customer portfolios and reducing termination rates, our difficulty in implementing major change programmes continued to affect the performance of key businesses within the group. While City Link has made good progress in improving service levels, the problems associated with the restructuring of our UK washrooms business and the integration of our washrooms and pest control acquisitions in Australia have continued throughout the second quarter.

In addition, trading has deteriorated in our Textiles & Washrooms division during the quarter. Although the bulk of these problems are due to serious operational issues in the UK, our businesses in Europe are also facing a number of cost or growth challenges. We expect these problems to continue for at least the remainder of the year.

In light of these factors, the group's internal forecast adjusted profit before tax and amortisation for the full year 2008 is now approximately £35 million lower than at the time of the first quarter trading update.

Textiles & Washroom Services

The profitability of our UK Washroom business has deteriorated in the quarter. Customer retention rates remain an issue as we recover from a long period of disrupted service. As a result, revenue has fallen year on year and customer receivables and associated provisions have increased sharply. This has resulted in a small loss being incurred in the quarter by UK Washrooms. A new Managing Director has been appointed and now reports to the UK Facilities Services division with a brief to focus on restoring customer service and reducing Accounts Receivable to acceptable levels. It is unlikely that profitability will improve in 2008

In continental Europe higher service expenses in the French and Belgian textiles operations relating to rising labour costs, a back-dated property tax assessment and in particular energy costs have impacted financial performance. In the Netherlands retention has remained strong in an increasingly tough pricing environment. These businesses represent approximately three quarters of our European profit in this division. While profits from these operations grew in Q1, they declined in Q2 versus prior year and we are cautious about the outlook for the remainder of the year.

Pest Control

The Pest Control division performed broadly in line with plan during the quarter, although our UK and North American businesses experienced some sales slow down during the quarter. Service in the UK has improved significantly and is currently at 95.4% (2007: 83.3%) although its first half profitability is impacted by credits issued to customers to deal with legacy service issues. It is unclear the degree to which June's slow down relates to poor weather conditions for pest control and/or to the weakening UK economy. The rate of

contract terminations in the US residential business has increased somewhat, which we believe reflects conditions in the US economy.

City Link

Implementation of the seven-point recovery plan has had a positive impact on service performance. Customer relationships have improved, attrition has slowed and overall service levels have been restored to a very high level - now consistently above 98.5%. Despite the service improvement, the revenue trend has weakened as the quarter progressed. This was not due to customer losses but is indicative of weakening demand generally.

We have identified substantial cost saving opportunities that should deliver payback within 12 to 18 months, though with limited impact on 2008 results. The business also faces significant infrastructure opportunities and challenges but these will take some time to address and implementation will not commence before 2009.

Internal forecasts of losses at City Link for 2008 have stabilised, with positive developments on service, retention rates and new business being offset by slowing demand.

Asia Pacific

Profit in our Asia Pacific division was significantly lower than last year in both Q2 and the first half as a whole. In our Asian markets profit was ahead in all territories but the performance of the division has been undermined by Australia. Problems within our washrooms business in Australia following the acquisition of Pink are more deep-seated than initially thought. A new management team has been appointed. Recovery is unlikely before next year. Also in Australia, the Campbell's residential pest acquisition is not performing well. A plan to improve the performance of our combined residential and commercial pest businesses is being piloted at present and if successful should lead to performance improvement in 2009.

Initial Facilities Services

Initial Facilities Services has produced profit in line with its budget in the first half despite tough trading conditions. The Lancaster acquisition is performing well.

Ambius

Ambius, our tropical plants division, delivered a solid performance from its European businesses during the quarter but is suffering in North America from increasing terminations and poor new business, influenced somewhat by the poor US economy. The outlook for the year is dependent on performance during the US Holiday season.

Further information will be provided in the Company's interim results which will be announced on Friday 22 August 2008.

Commenting on the statement, Alan Brown, Chief Executive of Rentokil Initial, said:

'We continue to experience operational problems in a number of our businesses, virtually all of which originate from poorly executed restructuring or acquisition integration programmes initiated between 2005 and 2007. The transfer of accountability from branches and depots to regional or central teams has been a major problem when coupled with significant change programmes. We are moving quickly to restore accountability to branch level whilst instilling robust operational procedures and systems.

'The challenges we face are considerable, but we are making progress on achieving our primary objective of delivering on customer service and focusing on operational excellence. This will form the foundation for the recovery of the business. I am particularly encouraged by the operational improvements at City Link.

'I remain robust in my belief that this is the correct agenda to pursue and that Rentokil Initial has significant potential over the medium to long term.'

Enquiries:

Shareholder/analyst enquiries:

Andrew Macfarlane, Chief Financial Officer Rentokil Initial plc 020 7592 2700

Katharine Rycroft, Head of Investor Relations 07811 270734

Media enquiries:

Kate Holgate, Tom Williams Brunswick Group 020 7404 5959

A conference call for analysts and investors will be held today at 8.15am. To join this call, please dial 020 7806 1966 giving participant code 4173782.

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number : 3424A
Rentokil Initial PLC
31 July 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	11,866,824*
BT Globenet Nominees Limited	19,135*
Chase GA Group Nominees Limited	32,238,091*
Chase Nominees Limited	3,124,176*
CUIM Nominees Limited	9,842,317*
Vidacos Nominees Limited	131,891*
BONY Londres IIS	942,803

Chase Nominees Limited	9,788,185
Credit Agricole Indosuez	192,100
DLI Sustainable Futures Fund	423,024
Vidacos Nominees Limited	25,053,567

*denotes a direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

29 July 2008

6. Date on which issuer notified:

31 July 2008

7. Threshold(s) that is/are crossed or reached:

4% to 5% Change at combined interest level

8. Notified details: Nil

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B082RF11 Ordinary Shares 1p	51,429,429	51,429,429

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE GB00B082RF11	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares 1p	57,222,434	57,222,434	36,399,679	3.15%	2.01%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
93,622,113	5.16%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Please see Section 4 above.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Figures are based on a total number of voting rights of 1,814,831,011.

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Diane Thirkettle

Contact address (registered office for legal entities):

Phone number: 01603 687803

Other useful information

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

Rentokil Initial

Rentokil Initial PLC- Holding(s) in Company

RNS Number : 0024A
Rentokil Initial PLC
28 July 2008

TR -1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: N/a

An event changing the breakdown of voting rights: N/a

Other (please specify): N/a

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) (iv):

Nominees (Jersey) Ltd

Perry Nominees Ltd

Boltro Nominees Ltd

Ward Nominees Ltd

Lloyds Bank (PEP) Nominees Ltd

State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if

different) (v):

25 July 2008

6. Date on which issuer notified:

7. Threshold(s) that is/are crossed or reached:

Fallen below 9%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord GBP 0.01 B082RF1	163,453,555	163,453,555

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP 0.01 B082RF1	162,803,393	0	162,803,393	0%	8.971%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights% of voting rights

162,803,393 8.971

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

28,827 shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

285,361 shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

146,486 shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,510 shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

686,495 shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

161,629,714 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2700

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Lloyds TSB Group Plc

Contact address (registered office for legal entities):

Henry Duncan House

120 George Street

Edinburgh

EH2 4LH

Phone number:

+ 44 (0)131 225 4555

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Lloyds TSB Central Disclosure Unit

Contact address:

2nd Floor

31/33 Perrymount Road

Haywards Heath

West Sussex

RH16 3SP

Phone number:

+44 (0)1444 418127

Email: GrpOps_CDU@LloydsTSB.co.uk

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information:

N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is

intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number : 9336Y

Rentokil Initial PLC

11 July 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

Ameriprise Financial, Inc and its group

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Owner

Williams & Glyn (Isle of Man) Nominees Ltd a/c 301780 295,000

Littledown Nominees Ltd a/c 03449 2,275,000

Littledown Nominees Ltd a/c 02891 45,322,364

Littledown Nominees Ltd a/c 07198 1,841,691

Littledown Nominees Ltd a/c 10478 199,179

Littledown Nominees Ltd a/c 35822 103,000

Littledown Nominees Ltd a/c 11121 74,000

Littledown Nominees Ltd a/c 10479 52,400

Littledown Nominees Ltd a/c 07205 1,609,400

Littledown Nominees Ltd a/c 21688 491,108

Littledown Nominees Ltd a/c 07207 1,939,956

Littledown Nominees Ltd a/c 07199 135,895

BNY (OSC) Nominees Ltd a/c 277650 1,046,763

KDTC KAS Depository Trust Company a/c 22.36.31.213 755,336

Littledown Nominees Ltd a/c 18667 300,000

Littledown Nominees Ltd a/c 10469 750,000

Littledown Nominees Ltd a/c 10496 4,505,049

Littledown Nominees Ltd a/c 10492 1,500,000

Littledown Nominees Ltd a/c 10491 5,104,579

Littledown Nominees Ltd a/c 10488 10,081,781

Littledown Nominees Ltd a/c 10495 5,095,000

Chase Nominees Ltd a/c 41407 3,769,171

Littledown Nominees Ltd a/c 02642 3,101,786

BNY (OSC) Nominees Ltd a/c 219064 441,763

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

10 July 2008

6. Date on which issuer notified:

11 July 2008

7. Threshold(s) that is/are crossed or reached:

Above 5%

8. Notified details: Nil

A: Voting rights attached to shares

Class/type of shares if Situation previous to the Triggering transaction (vi)

possible using the ISIN CODE

GB00B082RF11 Number of shares Number of voting Rights (viii)

Ordinary Shares 1p N/A N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of shares Number of voting rights (ix) % of voting rights

possible using the ISIN CODE

GB00B082RF11 Direct Direct (x) Indirect (xi) Direct Indirect

Ordinary Shares 1p

90,790,221 1,841,691 88,948,530 0.102 4.901

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument Expiration Date Exercise/Conversion Number of voting % of voting rights

(xiii) Period/ Date (xiv) rights that may be

acquired if the

instrument is

exercised/

converted.

Total (A+B)

Number of voting rights % of voting rights

90,790,221 5.003%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Ameripise Financial, Inc., which controls the voting rights of Threadneedle Asset Management Holdings Ltd, which controls the voting rights of Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Figures are based on a total number of voting rights of 90,790,221

.

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Company Secretary, Threadneedle Group

Contact address (registered office for legal entities):

Phone number: 020 7464 5000 (Alan Kaye)

Other useful information

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can

exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

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HOLUAUVRWORBAAR

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